Mail Stop 4561
      March 20, 2006

Mark R. McCollom
Chief Financial Officer
Sovereign Bancorp Inc.
1500 Market Street
Philadelphia, Pennsylvania 19102

      Re:	Sovereign Bancorp Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
Forms 10-Q for Quarters Ended March 31, 2005, June 30, 2005 and
September 30, 2005
File No.  001-16581


Dear Mr. McCollom:

   We have reviewed your response letter dated February 24, 2006 and have the following comments. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments. Please be advised that this letter does not address the previously issued comments surrounding your precious metals business and trust preferred securities.

Form 10-K for the year ended December 31, 2004:

Note 21-Derivative Instruments and Hedging Activities, page 77

1. We note your response to comment 4 of our letter dated February 24, 2006 and the information you provided during our March 10, 2006 conversation and in your March 13, 2006 letter. Based on the information provided, we understand that your initial and ongoing prospective and retrospective assessment testing for your fair value hedges of callable brokered CDs with callable swaps that included an up-front premium was largely an intuitive process that was qualitative in nature and that focused primarily on the effectiveness of the overall arrangement from an economic point of view rather than considering the ineffectiveness in the relationship between the hedged item and hedging instrument from an SFAS 133 perspective. From a SFAS 133 perspective, the staff believes that the company has hedged only the fair value of the CD and not the "all in cost" of the
CD including the broker fee as your most recent letter appears to imply. Given the number of factors that had the potential to cause ineffectiveness in these hedges, we do not believe that the contemporaneous initial and ongoing assessments you performed and documented met the requirements of paragraph 20b of SFAS 133. We therefore continue to believe that you did not meet the requirements of hedge accounting for these hedges. Please tell us how you propose to address the impact on your financial statements.


   Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

   Please contact Nancy Maloney, Staff Accountant, at (202) 551-
3427
or me at (202) 551-3490 if you have questions.

   							Sincerely,



      Donald A. Walker, jr.
      Senior Assistant Chief Accountant




Mark R. McCollom
Sovereign Bancorp Inc.
March 20, 2006
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